AMENDMENT TO FUND ACCOUNTING AND ADMINISTRATION AGREEMENT
This AMENDMENT (this “Amendment”) is made and entered into, as of this 20th day of July, 2016, by and between Rydex Fund Services, LLC (“RFS”) and Transparent Value Trust (the “Trust”).
WHEREAS, RFS and the Trust have entered into that certain Fund Accounting and Administration Agreement, dated as of May 9, 2016 (as the same may have been amended through the date hereof, the “Existing Agreement”), pursuant to which RFS has agreed to provide certain services for each series of the Trust as now in existence and listed on Schedule A of the Existing Agreement or as hereafter may from time to time be created and added to Schedule A (individually referred to herein as the “Fund” and collectively as the “Funds”);
WHEREAS, on the date of this Amendment, Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) has agreed to acquire RFS; and
WHEREAS, the parties desire to amend the Existing Agreement, such amendment to be effective as of 12:01 a.m., Eastern Time, on the day immediately following the consummation of the acquisition of RFS by MUTB (the “Effective Time”), as and to the extent set forth in this Amendment (the Existing Agreement, as amended by this Amendment and any other amendments following the Effective Time, the “Agreement”);
NOW THEREFORE, in consideration of the premises and the agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.
Superseding Terms. Except as specifically set forth in this Amendment, as of the Effective Time, (a) the terms of this Amendment shall supersede any contrary terms of the Existing Agreement and (b) in the event of any inconsistency between this Amendment and the terms of the Existing Agreement, this Amendment shall control. Except as otherwise specifically set forth in this Amendment, the Existing Agreement shall remain in full force and effect in accordance with its terms.

2.
Term. As of the Effective Time, the Agreement shall be amended such that, subject to the termination provisions in Section 5 of this Amendment, (x) the term of the Agreement shall be extended until the last business day prior to the date that is five years from the Effective Time (the “Initial Term”), and (y) at the end of the Initial Term, the term of the Agreement will automatically be extended first for a single two (2) year term and then successive one (1) year terms, in each case unless either party provides written notice of non-renewal to the other party at least 90 days prior to the date at which such automatic extension would otherwise occur.

3.	Fees. As of the Effective Time:

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(a)
The fees set forth in the Existing Agreement for the services provided by RFS as of the date hereof are hereby confirmed and shall be in effect until the last business day prior to the date that is three years from the Effective Time (such period, the “First Period”) and shall thereafter be subject to renegotiation in good faith, taking into account any reasonable supporting detail and documentation provided by either party, to the extent that similarly situated funds (other than funds advised by Guggenheim Partners Investment Management Holdings, LLC or any of its subsidiaries) are receiving services that are substantially similar to those provided under the Agreement at fee levels materially lower than those paid by the Trust in respect of a Fund, with the renegotiated fees for such services to apply for the remainder of the Initial Term and for any extension period thereafter, subject to further renegotiation for any extension period in good faith as set forth in this section.

(b)
The fees set forth in the Agreement for the services provided by RFS as of the Effective Time shall not be subject to renegotiation or adjustment during the First Period, and, except as otherwise provided in Section 3(a) of this Amendment, during the remaining two years of the Initial Term or during any extension period thereafter.

(c)
The parties mutually agree that in the event the Trust wishes to engage RFS to perform additional services for a Fund not performed by RFS for such Fund as of the Effective Time, the scope of and the fees for such services shall be negotiated by the parties in good faith and agreed on in writing, taking into account RFS pricing of substantially similar services to similarly situated parties.

4.
Assignment. As of the Effective Time, the Agreement may not be assigned by either party without the written consent of the other party; provided that RFS may designate one or more direct or indirect subsidiaries of Mitsubishi UFJ Financial Group, Inc. to perform all or any portion of its obligations under the Agreement, so long as such assignment or designation would not reasonably be expected to adversely impact the quality of the services provided to any Fund and RFS provides prompt written notice to the Trust of such designation, provided that no such designation shall relieve RFS of any of its obligations under the Agreement.

5.
Early Termination. As of the Effective Time, notwithstanding anything to the contrary set forth in the Existing Agreement, only upon the occurrence of any of the following events and subject to the notice and cure periods (if applicable) set forth below, the Trust may terminate the Agreement as to a Fund during the Initial Term or any renewal period without penalty upon written notice to RFS following the occurrence of:

(a)	a determination by a majority of the Trust’s trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of a

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party to the Agreement (the “Independent Trustees”), after consultation with outside counsel, that continuation of the Agreement as to the Fund would be inconsistent with the fiduciary duties of the Trust’s board of trustees (such fiduciary duty to be interpreted in accordance with the laws of the state in which the Trust is organized), provided that (i) prior to the effectiveness of such termination (which may be no earlier than sixty (60) days following delivery of written notice of termination by the Trust) and (ii) commencing as promptly as practicable following the delivery of notice from the Trust, the parties will use good faith efforts to negotiate amendments to the Agreement with respect to such Fund to avoid such termination;

(b)	a material breach of the Agreement with respect to such Fund, provided that RFS shall have sixty (60) days from delivery of written notice of breach to cure such material breach;

(c)	RFS, or its direct or indirect parent, filing for bankruptcy, insolvency, dissolution or liquidation;

(d)
material regulatory non-compliance by RFS that is reasonably likely to adversely affect the provision of services of the type provided by RFS under the Agreement to the Fund, or disqualification of RFS or its affiliates from providing the services set forth under the Agreement to the Fund; or

(e)
a material diminution (other than as contractually agreed between the Trust and RFS) in the quality of the services provided by RFS relative to the quality of services provided by RFS in the one (1) year prior to the Effective Time (taking into account regulatory developments and requests of the Fund), provided that RFS shall have sixty (60) days from delivery of written notice to cure such material diminution.

Any notices delivered by the Trust to RFS pursuant to clauses (b) or (e) of this Section 5 shall specify in reasonable detail the Trust’s grounds for termination as to a Fund, as applicable, and the Trust shall respond promptly to any questions from RFS regarding such notice and the grounds for termination included therein.
Notwithstanding any other provision to the contrary in the Agreement, the Trust may not provide notice of termination to RFS during the period beginning at the time of consummation of the acquisition of RFS by MUTB and ending at the Effective Time.
Termination of this Agreement with respect to the coverage of any one particular Fund shall in no way affect the rights and duties under this
Agreement with respect to any other Fund; provided, however, the Trust may terminate this Agreement if RFS breaches this Agreement and such breach

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causes a material adverse effect on the Funds managed by the Trust taken as a whole, provided that the Trust shall provide RFS thirty (30) days’ written notice of such termination.

6.	Governing Law. This Amendment shall be governed by the provisions of Section 20 of the Existing Agreement, and such provisions are hereby incorporated into this Agreement, mutatis mutandis.

7.
Other. If the agreement pursuant to which MUTB has agreed to acquire RFS is terminated for any reason, this Amendment shall be null and void and of no force and effect and RFS shall promptly notify the Trust of such termination.

8.
Transition. Following delivery of notice of termination or non-renewal of the Agreement by either party after the Effective Time, RFS will promptly transfer to the new service provider designated by the Trust (the “New Provider”) all relevant books, records, correspondence and other data established or maintained by RFS under the Agreement in a form reasonably acceptable to RFS, and for a reasonable period following such notice, which in no event shall exceed ninety (90) days following the effectiveness of such termination, (a) will otherwise reasonably cooperate in the transfer of its duties and responsibilities, including by providing assistance in the establishment of books, records and other data by the New Provider and (b) will take any other reasonably necessary actions which the Trust or its designee may reasonably request to facilitate the applicable Fund’s transition to the New Provider.

[Signature page to follow]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date and year first set forth above.

RYDEX FUND SERVICES, LLC

By:
Name:
Title:

TRANSPARENT VALUE TRUST

By:
Name:
Title:

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